September 21, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:                    Owen Pinkerton

Senior Counsel

Re:                             IGN Entertainment, Inc.
Registration Statement on Form S-1
Filed July 13, 2005
File No. 333-126562

Ladies and Gentlemen:

IGN Entertainment, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-126562 (the “Form S-1 Registration Statement”), relating to its common stock, par value $0.0001 per share (the “Common Stock”), pursuant to Rule 477 under the Securities Act of 1933, as amended. In view of its agreement to be acquired by News Corporation, the Company has elected not to proceed with the offering for which the Form S-1 Registration Statement was filed. No offers or sales of the Company’s Common Stock have been or will be made pursuant to the Form S-1 Registration Statement.

Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

                Should the Staff have any comments or questions regarding the foregoing, please contact William L. Hughes of Fenwick & West LLP at (415) 875-2479, or, in his absence, Laird H. Simons III of Fenwick & West LLP at (650) 335-7233. Please provide a copy of the order granting the withdrawal of the Form S-1 Registration Statement to Messrs. Hughes and Simons.

Very truly yours,

IGN ENTERTAINMENT, INC.

/s/ MICHAEL J. SHERIDAN

Michael J. Sheridan
Chief Financial Officer and Secretary